On September 8, 2005, due to the death of a director, the Board of Directors voted to amend the Corporation's By-laws to reduce the size of the Board to nine directors. Accordingly, the third sentence of Section 3.1 of the Corporation's By-laws was amended to state: The number of directors is fixed at nine. On November 10, 2005, due to the resignation of a director and the election by the Board of Directors of two new directors, the Board voted to amend the Corporation's By-laws to increase the size of the Board to ten directors, effective November 10, 2005. Accordingly, the third sentence of Section 3.1 of the Corporation's By-laws was amended to state: The number of directors is fixed at ten.